Filed Pursuant to Rule 433
Registration No. 333-140997

Freeport-McMoRan Copper & Gold Inc. Prices
$17.5 Billion in Financing for Phelps Dodge Acquisition

NEW ORLEANS, LA, March 14, 2007 - Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) announced the pricing of $17.5 billion of debt financing associated with the pending acquisition of Phelps Dodge. The financing is comprised of $16 billion in funded debt, including $10 billion in Senior Secured Term Loans and $6 billion in unsecured Senior Notes. In addition, FCX has a $1.5 billion senior secured revolving credit facitlity, which is expected to be undrawn at closing.

Description	Amount	Maturity	Pricing
Senior Secured Term A	$2.5 Billion	Due March 2012	LIBOR + 1.50%*
Senior Secured Term B	$7.5 Billion	Due March 2014	LIBOR + 1.75%
Senior Floating Rate Notes	$1.0 Billion	Due March 2015	LIBOR + 3.25%
8¼% Senior Fixed Rate Notes	$1.5 Billion	Due March 2015	8¼%
8 3/8% Senior Fixed Rate Notes	$3.5 Billion	Due March 2017	8 3/8%
* Subject to ratings based pricing grid

FCX will use the net proceeds from these offerings to fund a substantial portion of the cash consideration of its acquisition of Phelps Dodge Corporation (NYSE: PD) and to pay related fees and expenses. The closing of each of the senior notes offering and the senior secured credit facility is conditioned on FCX’s acquisition of Phelps Dodge. As previously announced, shareholders of both companies separately approved FCX’s acquisition of Phelps Dodge at special meetings held today. FCX expects the financing and acquisition transactions to close on March 19, 2007.

The joint book-running managers for the senor notes offering are JPMorgan and Merrill Lynch & Co. JPMorgan and Merrill Lynch are also the joint lead arrangers and joint book-running managers in respect of the Term A loan, the Term B loan and the revolver.

FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities, Inc. toll-free at 1-800-245-8812.

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Cautionary Statement:This press release contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding the merger with Phelps Dodge. Accuracy of the projections depends on assumptions about events that change over time and is thus susceptible to periodic change based on actual experience and new developments. FCX cautions readers that it assumes no obligation to update or publicly release any revisions to the projections in this press release and, except to the extent required by applicable law, does not intend to update or otherwise revise the projections more frequently than quarterly. Additionally, important factors that might cause future results to differ from these projections include mine sequencing, production rates, industry risks, commodity prices, Indonesian political risks, weather-related risks, currency translation risks and other factors described in FCX's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC.

Important Information for Investors and Shareholders:FCX and Phelps Dodge filed a joint proxy statement/prospectus with the SEC in connection with the proposed acquisition. FCX and Phelps Dodge urge investors and stockholders to read the definitive joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX web site at www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge web site at www.phelpsdodge.com.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants is described in the definitive joint proxy statement/prospectus relating to the acquisition. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the acquisition transaction by reading the definitive joint proxy statement/prospectus.

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